Exhibit 2

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada.  Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report for the year ended December 31, 2002.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2002.

2.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares (year to date)	2003
	Shares	Amount
Balance at January 1,	131,039,435	$2,785
Issued upon exercise of stock options	83,175	3
Purchased	(2,066,200)	(45)
Balance at March 31,	129,056,410	2,743

Pursuant to a normal course issuer bid renewed in March 2003, Talisman may repurchase up to 6,456,669 common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed.  During the quarter ended March 31, 2003, the Company repurchased 2,066,200 common shares for $117 million.  Subsequent to the quarter end, the Company repurchased an additional 68,500 of common shares for $4 million.  The total remaining shares that may be repurchased under the existing normal course issuer bid is 6,388,169.

3.  Stock Options

Talisman has stock option plans that allow employees and directors to receive options to purchase common shares of the Company.  Options granted under the plans are generally exercisable after three years and expire ten years after the grant date.  Option exercise prices approximate the market price for the common shares on the date the options are issued.

Continuity of stock options (year to date)	2003
	Number	Average
	Of	Exercise
	Options	Price
Outstanding at January 1, 2003	7,384,054	46.53
Granted during the quarter	2,250,999	59.40
Exercised	83,175	32.96
Expired/forfeited	32,900	57.87
Outstanding at March 31, 2003	9,518,978	49.66
Exercisable at March 31, 2003	3,958,354	35.26

No amount of compensation expense has been recognized in the financial statements for stock options granted to employees and directors.  The following table provides pro forma measures of net income and net income per common share had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date.

	Three months ended March 31,
	2003		2002
	As Reported	Pro Forma[1]	As Reported	Pro Forma[1]
Net income ($millions)	573	565	101	94
Per common share ($/share)
Basic	4.37	4.31	0.71	0.66
Diluted	4.32	4.26	0.70	0.65

1 Pro forma net income and net income per common share had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date.

Stock options granted during the three months ended March 31, 2003 had an estimated weighted-average fair value of $22.91 per option (2002 - $26.19 per share).  All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price.

The estimated fair value of stock options issued was determined using the Black-Scholes model using substantially the same assumptions disclosed in note 8 of the December 31, 2002 Consolidated Financial Statements.

4. Long-Term Debt

March 31, 2003		December 31, 2002
Bank Credit Facilities (Canadian $ denominated)	$-	$265
Debenture and Notes (unsecured)
US$ denominated (US$850 million)	1,249	1,342
Canadian $ denominated	814	814
£ denominated (£250 million)	535	576
	2,598	2,997
Less current portion	-	-
	$2,598	$2,997

At March 31, 2003 the above indebtedness, including any amounts due within one year, has been classified as long-term debt since the Company has both the ability to replace the current portion with long-term borrowings under the revolving bank credit facilities and the intention to extend the terms of the credit facilities in 2003.

In conjunction with the Eurobond (£250 million) offering, the Company entered into US dollar cross currency swap contracts and interest rate swap contracts for an equivalent amount of the bond which have in effect converted this indebtedness to US$364 million with a floating interest rate based on US LIBOR.  The swap contracts expire December 5, 2009.

5. Financial Instruments and Commodity Sales Contracts

The following tables are an update of the commodity price derivative contracts and fixed price sales contracts outstanding:

a)

Commodity price derivative contracts

Natural gas

Fixed price Swaps	Remainder 2003	2004	Three-way collars	Remainder 2003
(AECO gas index)			(AECO gas index)
Volumes (mcf/d)	32,000	-	Volumes (mcf/d)	10,700
Price ($/mcf)	6.35	-	Ceiling price ($/mcf)	3.39
(NYMEX gas index)			Floor price ($/mcf)	3.11
Volumes (mcf/d)	58,000	48,500	Sold put price ($/mcf)	2.56
Price (US$/mcf)	5.13	4.58

Two-way collars	Remainder 2003
(AECO gas index)
Volumes (mcf/d)	21,500
Ceiling price ($/mcf)	7.26
Floor price ($/mcf)	6.23

Crude oil contracts

Fixed price swaps	Remainder 2003	Two-way collars	Remainder 2003
(Brent oil index)		(Brent oil index)
Volumes (bbls/d)	11,300	Volumes (bbls/d)	12,000
Price (US$/bbl)	22.49	Ceiling price (US$/bbl)	25.71
		Floor price (US$/bbl)	22.23
(WTI oil index)		(WTI oil index)
Volumes (bbls/d)	30,000	Volumes (bbls/d)	23,000
Price (US$/bbl)	25.34	Ceiling price (US$/bbl)	28.48
		Floor price (US$/bbl)	23.05

b)

Physical contracts (North America)

Fixed price sales	Remainder 2003	2004	2005-2007
Volumes (mcf/d)	62,800	33,200	11,100
Weighted average price ($/mcf)	3.73	3.40	3.43

In addition to the fixed price contracts, the Company has entered into contracts with a pricing structure similar to the three-way commodity collars disclosed in note 9 of the Company’s December 31, 2002 Financial Statements.

NIT index	Remainder 2003	2004
Volumes (mcf/d)	14,800	15,300
Ceiling ($/mcf)	3.49	3.49
Floor ($/mcf)	3.30	3.32
Sold put strike ($/mcf)	2.70	2.67

6. Selected Cash Flow Information

Three months ended March 31	2003	2002
Net income	573	101
Items not involving current cash flow
Depreciation, depletion and amortization	361	359
Property impairments	-	45
Dry hole	72	27
Net loss (gain) on asset disposals	(4)	(1)
Gain on sale of Sudan operations	(296)	-
Future taxes and deferred PRT	86	9
Other	4	-
	223	439
Exploration	49	37
Cash flow	845	577

7.  Sale of Sudan Operations

On March 12, 2003, the Company completed the sale of its 25% indirectly held interest in the Greater Nile Oil Project in Sudan.  Total gross proceeds were $1.13 billion (US$771 million), including interest and cash received by Talisman between September 1, 2002 and closing.  The gain on sale is as follows:

Gross proceeds on sale of Sudan operations (US$771 million)	$ 1,135
Less interim adjustments	(123)
1,012
Property, plant and equipment	687
Working capital and other assets	72
Future income tax liability	(59)
Net carrying value at March 12, 2003	700
Estimated closing costs	16
Gain on disposal	$296

The interim adjustments are subject to audit and may change.